Exhibit 12
                      MDU RESOURCES GROUP, INC.
                COMPUTATION OF RATIO OF EARNINGS TO
           COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

                                  Twelve Months          Year
                                      Ended              Ended
                                  March 31, 1997   December 31, 1996
                                       (In thousands of dollars)
Earnings Available for
    Fixed Charges:

Net Income per Consolidated
    Statements of Income             $46,933           $45,470

Income Taxes                          16,848            16,087
                                      63,781            61,557

Rents (a)                              1,044             1,031

Interest (b)                          33,831            34,101

Total Earnings Available
    for Fixed Charges                $98,656           $96,689

Preferred Dividend Requirements      $   786           $   787

Ratio of Income Before Income
    Taxes to Net Income                  136%              135%

Preferred Dividend Factor on
    Pretax Basis                       1,069             1,062

Fixed Charges (c)                     34,875            35,132

                                     $35,944           $36,194

Ratio of Earnings to
  Combined Fixed Charges
  and Preferred Dividends              2.74x             2.67x


(a) Represents portion (33 1/3%) of rents which is estimated to approximately constitute the return to the lessors on their investment in leased premises.

(b) Represents interest and amortization of debt discount and expense on all indebtedness and excludes amortization of gains or losses on reacquired debt which, under the Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income.
    Also includes carrying costs associated with natural gas available under a repurchase agreement with Frontier Gas Storage Company as more fully described in Notes to Consolidated Financial Statements.

(c) Represents rents and interest, both as defined above.